Exhibit (a)(5)(C)

Shay Evron, Acting CEO & CFO Metalink Ltd. Tel: 972-3-7111690 Fax: 972-3-7111691 Shay.Evron@il.gt.com

Metalink Completes Self Tender Offer
• Top Alpha will become the majority shareholder of Metalink

Tel-Aviv, Israel, February 6, 2017 - Metalink Ltd. (OTCQB: MTLK), today announced that it has successfully completed its self tender offer to purchase up to 1,945,000 of its ordinary shares for $1.50 per share net to the seller in cash, less any required withholding taxes and without interest. The tender offer, which commenced on December 29, 2016, expired on Friday, February 3, 2017 at 5:00 p.m., New York time.

Metalink has been advised by the depositary for the tender offer that, as of the final expiration of the tender offer, a total of 1,435,217 shares had been validly tendered and not properly withdrawn pursuant to the offer. As contemplated in the offer to purchase, Metalink has accepted for purchase all of the 1,435,217 shares tendered, and shall purchase from each tendering shareholder the full amount of his or her tender. Metalink shall pay for the tendered shares approximately $2.15 million in the aggregate.

The shares to be purchased represent approximately 53.3% of the 2,690,857 shares issued and outstanding as of immediately prior to the consummation of the tender offer. Metalink will have 1,255,640 shares issued and outstanding as of the time immediately following the payment for the tendered shares (excluding 1,525,067 treasury shares).

Payment for the shares accepted will be made promptly through American Stock Transfer & Trust Company, LLC, the depositary for the tender offer.

To Metalink's knowledge, after giving effect to the payment for the shares tendered in the offer and accepted for payment, (1) Top Alpha Capital S.M. Ltd., an Israeli company wholly owned by Mr. Daniel Magen, will own, in the aggregate, 670,000 ordinary shares of Metalink, representing approximately 53.4% of the issued and outstanding shares of Metalink, and (2) each of Uzi Rozenberg, the Chairman of the Board of Directors of Metalink, and Tzvi Shukhman, a member of the Board of Directors, who were also principal shareholders of Metalink prior to completion of the offer, will no longer hold any shares of Metalink.

ABOUT METALINK

Metalink shares are quoted on OTCQB under the symbol "MTLK". For more information, please see our public filings at the SEC's website at www.sec.gov.

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SAFE HARBOR STATEMENT

 This press release contains "forward looking statements" within the meaning of the United States securities laws. Words such as "aim," "expect," "estimate," "project," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believe," "predicts," "potential," "continue," and similar expressions are intended to identify such forward-looking statements. Because such statements deal with future events, they are subject to various risks and uncertainties that could cause actual results to differ materially from those in the forward looking statements. Factors that could cause or contribute to such differences include, but are not limited to, uncertainty as to the Company's plan of operations, changes in general economic and business conditions, changes in currency exchange rates and interest rates and other risks and matters set forth from time to time in Metalink's filings with the Securities and Exchange Commission, including Metalink's last Annual Report on Form 20-F. Readers are cautioned not to place undue reliance on forward-looking statements. Except as required by applicable law, the Company undertakes no obligation to republish or revise forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrences of unanticipated events. The Company cannot guarantee future results, events, and levels of activity, performance, or achievements.